SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 . FAX : 727-7360

02049119

August 2, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

dlw 8/7

Name: Hyunseung Kim
Title: Associate

BOD Resolution on Real Estate Transaction with Affiliate

☐ Details

- Lease agreement in which SEC leases 4,934.15 pyeong of office building from Samsung Life Insurance

  · Lessor : Samsung Life Insurance
  · Object of lease : 4,934.15 pyeong of an office building
  · Deposit : KRW 27,137,825,000
  · Monthly rent : KRW 222,036,000
  · Lease period : August 2, 2002 ~ August 1, 2004
  · Renewal lease agreement will be reached immediately after BODs of the two companies make a resolution with respect to the agenda and the resolution is made public.